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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  2

Name of Issuer:  Hanover Direct, Inc.

Title of Class of Securities:  Common Stock, $0.66 2/3 par value

CUSIP Number:  440506 10 3

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

  Peter Woodward, c/o Regan Partners, L.P., 6 East 43rd Street
            New York, New York 10017; (212) 661-3442

     (Date of Event which Requires Filing of this Statement)

                        November 24, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.: 440506 10 3

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Basil P. Regan

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         United States of America

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         10,558,500

8.  Shared Voting Power:

          5,297,400

9.  Sole Dispositive Power:

         10,558,500

10. Shared Dispositive Power:

          5,297,400

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         15,855,900

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         7.93%

14. Type of Reporting Person

         IN














































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The purpose of this Amendment No. 2 to the previously filed
Schedule 13D is to report that the deemed beneficial ownership of Basil P. Regan (the "Reporting Person") in the Common Stock, $0.66 2/3 par value (the "Shares"), of Hanover Direct, Inc. (the "Issuer") has increased from 6.60% to 7.93% of the Shares outstanding.

Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         This statement is being filed on behalf of the Reporting Person. The Reporting Person is the general partner of Regan Partners, L.P. and is a general partner of Athena Partners, L.P., each of which is a New Jersey limited partnership (the "Partnerships"), and is the principal of Regan Fund Management Ltd., a New York corporation. Regan Fund Management Ltd. is the investment manager of Regan International Fund Limited, a British Virgin Islands Corporation (the "International Fund"), and has investment discretion over certain managed accounts, one of which holds Shares of the Issuer (the "managed account").

         The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         The Reporting Person is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, the Reporting Person is deemed to beneficially own 15,855,900 Shares. All 15,855,900 Shares are held by either the Partnerships, the International Fund, the managed account, the Reporting Person or an account over which the Reporting Person has investment discretion. All of the Shares were purchased in open market transactions. The Shares were purchased for an aggregate purchase price of $23,450,020.99. The


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         funds for the purchase of the Shares held in the
         Partnerships, the International Fund, the managed account and the account over which the Reporting Person has investment discretion have come from the working capital of the Partnerships, the International Fund, the managed account or the account over which the Reporting Person has investment discretion. The funds for the purchase of the Shares held by the Reporting Person came from the Reporting Person's own funds. No funds were borrowed to purchase any of the Shares.

Item 4.  Purpose of Transactions

         No change.

Item 5.  Interest in Securities of Issuer

         As of the date hereof, the Reporting Person is deemed to be the beneficial owner of 15,855,900 Shares. Based on the Issuer's filing on Form 10-Q on November 12, 1997, as of November 4, 1997 there were 200,000,553 Shares outstanding. Therefore, the the Reporting Person is deemed to beneficially own 7.93% of the outstanding Shares. The Reporting Person has the sole or shared power to vote, direct the vote, dispose of or direct the disposition of all the Shares that he is deemed to beneficially own. All transactions in the Shares effected by the Reporting Person since the most recent filing on Schedule 13D through the date of this filing were effected in open-market transactions and are set forth in Exhibit A hereto.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         No change.

Item 7.  Material to be Filed as Exhibits

         A description of the transactions in the Shares that were effected by the Reporting Person since the most recent filing on Schedule 13D through the date of this filing is filed herewith as Exhibit A.










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         Signature

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.



                                 /s/ Basil P. Regan
                             _________________________________
                             Basil P. Regan


December 4, 1997



































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                                                        Exhibit A


                    SCHEDULE OF TRANSACTIONS


                 Price Per Share         Number of Shares
  Date       (excluding commission)     Purchased or (Sold)
  ____     __________________________  _____________________

11/5/97                 $1.625            100,000
11/5/97                  1.656             50,000
11/6/97                  1.740             30,000
11/6/97                  1.875             50,000
11/7/97                  1.84              45,000
11/7/97                  1.875             25,000
11/7/97                  1.766             27,300
11/10/97                 2                 50,000
11/10/97                 1.962             35,900
11/10/97                 2.0625            25,000
11/11/97                 2                 51,500
11/11/97                 2.0375            25,000
11/11/97                 2.011             25,000
11/12/97                 2.1875            55,000
11/12/97                 2.109             33,700
11/12/97                 2                 23,500
11/12/97                 2.125             25,000
11/13/97                 2.1875            25,000
11/13/97                 2.2185            25,000
11/13/97                 2.090             50,000
11/13/97                 2.167             75,000
11/14/97                 2.25             200,000
11/14/97                 2.265            125,000
11/14/97                 2.375             25,000
11/17/97                 2.422            100,000
11/17/97                 2.5               25,000
11/17/97                 2.375             38,600
11/17/97                 2.4975            25,000
11/17/97                 2.3535            38,100
11/18/97                 2.375             36,400
11/18/97                 2.4275            75,000
11/18/97                 2.5               25,000
11/18/97                 2.469             50,000
11/19/97                 2.3125            50,000
11/19/97                 2.302             25,000
11/19/97                 2.25              50,000
11/19/97                 2.125              3,100
11/20/97                 2.375             20,000
11/20/97                 2.328             25,000
11/20/97                 2.3125            34,900
11/20/97                 2.1861            21,900


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11/21/97                 2.421             25,000
11/21/97                 2.41              20,900
11/21/97                 2.4375            25,000
11/24/97                 2.3865           125,000
11/24/97                 2.25              25,000
11/24/97                 2.375             75,000
11/25/97                 2.3125            25,000
11/25/97                 2.389             49,900
11/25/97                 2.344             50,000
11/26/97                 2.315             20,800
11/28/97                 2.478             63,200
11/28/97                 2.375             25,000
11/28/97                 2.469            150,000
12/1/97                  2.5               25,000
12/1/97                  2.495             25,000
12/2/97                  2.375             50,000
12/2/97                  2.424             19,800




































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